MANAGEMENT PROXY CIRCULAR

Unless otherwise indicated, the following information is given as at May 17, 2011 and all amounts in dollars refer to Canadian currency.

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the “Circular”) is provided in connection with the solicitation by the Management of Neptune Technologies & Bioressources Inc. (the “Corporation”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held at Le Crystal Hotel, 1100 de la Montagne, Crescent Room, Montreal (Québec), on June 22, 2011 at 3:00pm and all adjournments thereof for the purposes set out in the accompanying notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, fax, e-mail or in person. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder is entitled to appoint a person, who need not to be a shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or to the Secretary or the Chairman of the Meeting at the time and place of the Meeting. The instrument appointing a proxy-holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Secretary or the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law. In addition, a proxy may be revoked by the shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or to the Secretary or the Chairman of the Meeting at the time and place of the Meeting, or by the shareholder personally attending the meeting and voting its shares.

EXERCISE OF DISCRETION BY PROXIES

All common shares represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the common shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote IN FAVOUR of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the notice of Meeting and with respect to other matters that may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders, or proxyholders duly appointed by the shareholders, are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(i)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(ii)

in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54- 101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Management Proxy Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service Corporation for this purpose. Non-Registered Holders will either:

(a)

typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service Corporation, will constitute voting instructions which the Intermediary must follow. The Non- Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Corporation in accordance with the instructions of the Intermediary or service Corporation. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service Corporation through the Internet or through a toll-free telephone number; or

(b)

less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service Corporation. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as specifically disclosed in this Circular, no director or executive officer, present or nominated herein or any person who has held such position since the beginning of the last completed financial year of the Corporation, or any associate or affiliate of such persons, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

VOTING SHARES

As at May 17, 2011, there were 48,275,900 issued and outstanding common shares of the Corporation, each entitling its holder to one (1) vote. The Corporation has chosen May 17, 2011 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Any registered shareholder of record as at the close of business on the Record Date will be entitled to receive notice of the Meeting.

The by-laws of the Corporation provide during any meeting of the shareholders, the attendance, in person or by proxy, of the shareholders representing ten percent (10%) of the shares of the share capital of the Corporation shall constitute a quorum.

RECORD DATES

The Corporation has chosen May 17, 2011 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Any registered shareholder of record as at the close of business on the Record Date will be entitled to receive notice of the Meeting.

PRINCIPAL SHAREHOLDERS

As at May 17, 2011, to the best knowledge of the Corporation, no corporation and none of the directors or executive officer of the Corporation or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Corporation’s common shares.

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the financial year of the Corporation ended February 28, 2011 and the report of the auditors will be placed before the Meeting. The annual financial statements of the Corporation are included in the Corporation’s 2011 Annual Report which was mailed to shareholders who requested the Annual Report and is also available on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation (the “Board”) currently consists of five (5) directors.

The persons named in the enclosed form of proxy intend to vote for the election of the five (5) nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as Director. However, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause. All of the persons named in the table below are currently members of the Board of Directors. In the event the shareholders’ resolution ratifying the Board resolution approving the amendment of the articles of incorporation of the Corporation in order to allow the directors to appoint one or more additional directors, the Board may name one or more additional directors whose term would expire at the latest at the close of the next annual meeting of the shareholders of the Corporation (see “Particulars of matters to be acted upon – Amendments to the Articles of Incorporation and Nomination of Additional Directors” in this Circular).

The following table sets out the name and the province and country of residence of each of the persons proposed to be nominated for election as director for the year beginning March 1, 2011, and all other positions and offices with the Corporation held by such person, including the committees of the Board, his or her principal occupation, the year in which the person became a director of the Corporation, and the number of common shares of the Corporation that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province and country of residence and position with the Corporation	Principal Occupation	First year as director	Number of common shares of the Corporation beneficially owned or over which control is exercised as at May 17, 2011	Number of common shares of Acasti beneficially owned or over which control is exercised as at May 17, 2011
Henri Harland (4)(5) Québec, Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	1998	2,481,611 (1)	1,376,043 (1)
Ronald Denis(2)(3)(4)(5)(6) Québec, Canada Chairman of the Board and Director	Chief of Surgery at Sacré-Coeur Hospital in Montréal	2000	185,000	22,500
Michel Chartrand (2)(3)(4)(5) Québec, Canada Director and President of the Audit Committee of the Corporation and its subsidiaries	Vice President Retail Partners Solutions (RPS) McKesson Canada	2006	30,000	1000
Daniel Perry (2)(3)(4)(7) Tours, France Director	General Manager of Société du Vivier des Landes Inc.	2000	133,333	0
Jean-Claude Debard (2)(3)(4)(7) Saint Ouen l’Aumône, France Director	President of Hyundai Automobile France	2009	0	0
(1)	Of these, 1 927 000 common shares of the Corporation and 821 750 shares of Acasti are held by a Corporation controlled by Mr. Henri Harland.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Board of Director of Acasti and NeuroBioPharm.
(6)	President of the Board of Directors and of the Governance Committee of the Corporation and its subsidiaries, and President of the Compensation Committee of the Corporation and Acasti.
(7)	Mr. Perry and Mr. Debard ceased to be members of the Board of directors of Acasti on March 31st , 2011.

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Corporation and has been furnished by the respective persons. The following is a brief biography of the nominees:

Dr. Ronald Denis - Chairman of the Board and Director
Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Henri Harland - President, Chief Executive Officer and Director
Mr. Henri Harland has been a director, President and Chief Executive Officer of the Corporation since its incorporation on October 9, 1998. He is the founder of the Corporation and has been involved in the krill research project since 1991. For more than ten years he has held the position of President and Chief Executive Officer of Gestion Harland Inc., a financial engineering group. Previously, he acted as an independent financial consultant for companies in different industrial sectors in both North America and Europe guiding them through recapitalization, financing and business development.

Michel Chartrand – Director
Since July 2009, Michel Chartrand is the Vice-President of Retail Partner Solutions at McKesson Canada. From 2004 to 2009 Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. which includes, due to a merger, Gestion Santé Services Obonsoins Inc. and Groupe Essaim Inc., two important Quebec pharmacy franchisors in Quebec. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins Inc.

Jean-Claude Debard – Director
Mr. Jean-Claude Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has served on the Oversight Committees of Holding (SERGESA), SsangYong France and Hyundai Finances.

Daniel Perry – Director
Since March 1993, Mr. Perry has been General Manager of companies operating recreational/tourism complexes in France. Mr. Perry is also a specialist and consultant for different corporations involved in the marketing of new products in Europe.

To the best of the knowledge of the Corporation, none of the directors or executive officers of the Corporation:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any Corporation that:

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

To the best of the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)

is, or has been, within the last ten years, a director or executive officer of any Corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

To the best of the knowledge of the Corporation, no director, executive officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

DISCUSSION AND ANALYSIS OF THE REMUNERATION

REMUNERATION OF DIRECTORS

For the financial year ended on February 28, 2011, other than the Corporation’s CEO, all directors were independent and were remunerated by the Corporation in their capacity as directors. Henri Harland, President and CEO of the Corporation, received no remuneration as director.

The compensation paid to the independent directors is a combination of meeting fees, annual compensation and stock options and warrant-based awards. The total remuneration received by each of the independent directors is paid by the Corporation and imputed afterwards to its subsidiaries, in proportion to the work devoted by the Directors to each subsidiary, to the extent of 25% for Acasti and 15% to NeuroBioPharm.

SUMMARY COMPENSATIONTABLE

The total remuneration and fees paid to the independent directors by the Corporation and its subsidiaries during the financial year ended on February 28, 2011 are set out in the following tables:

	Michel Chartrand(1)	Ronald Denis(2)	Jean-Claude Debard	Daniel Perry
Annual fixed compensation	$10,000	$20,000	$10,000	$10,000
Fee for Director, per Board meeting attended	$750	$1000	$500	$500
Fee for Directors, per Board meeting attended by way of conference call	$375	$500	$250	$250
Fee for Member Committee, per Board Committee meeting attended	$750	$1000	$500	$500

(1) President of the Audit Committee of the Corporation and its subsidiaries
(2) President of the Board of Directors and of the Governance Committee of the Corporation and its subsidiaries, and President of the Compensation Committee of the Corporation and Acasti

As appears from the above table, independent directors of the Corporation and its subsidiaries were paid a minimum annual fixed compensation of $10,000 and the Chairman of the Board of Directors and of the Governance Committee of the Corporation and its subsidiaries, and President of the Compensation Committee of the Corporation and Acasti was paid a minimum annual fixed compensation of $20,000 during the financial year ended on February 28, 2011.

Remuneration Paid to Independent Directors

Name	Financial Year Ended February 28,	Fees earned ($)(1)	Option/warrant-based awards(2)(3)(4) ($)	All other compensation(5)(6) ($)	Total ($)
Michel Chartrand	2011 2010 2009	14,500 13,750 10,500	45,000 - 27,453	- - -	59,375 13,750 39,453
Jean-Claude Debard	2011 2010	10,500 6,750	45,000 -	- -	55,375 6,750
Ronald Denis	2011 2010 2009	25,500 24,000 14,250	45,000 - 27,453	- - -	70,375 24,500 39,453
Daniel Perry	2011 2010 2009	11,500 11,250 8,250	45,000 - 27,453	- - -	56,375 11,250 39,453

(1) The salary of the directors, which represents the total of the annual fixed remuneration and the fees per meeting, for the period ending on February 28, 2011 was assumed by the Corporation and charged to Acasti (up to 25%) and NeuroBioPharm (up to 15%) respectively.
(2) The Corporation has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, the transfer premium payable to the Corporation upon the exercise of the warrants, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(3) The fair market value of the option-based awards of the Corporation are based on a fair value of $0.81 per option, and at $0.64 per option for the July 13, 2010 grant. For the value of Acasti warrant-based award of July 13, 2010, the price is based on a fair value of $0.23 per option or warrant. For the value of NeuroBioPharm warrant based award of July 13, 2010, the price is based on a fair value of $0.12 per warrant.
(4) The value of Acasti’s and NeuroBioPharm’s warrant-based awards of July 13, 2010 was
(5) The directors do not receive pension benefits, share-based awards, perquisites or other annual compensation.
(6) The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for the 2011 fiscal period.

Outstanding Option-Based and Warrant-Based Awards for Directors

The following table provides information on the number and value of each independent director’s outstanding options at the end of the financial year ended February 28, 2011 for the Corporation.

Corporation

Name / Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(*) ($)
Michel Chartrand
February 28, 2011	25,000	2.50	February 28, 2014	-
July 13, 2010	25,000	1.50	July 13, 2013	22,750
August 21, 2008	25,000	2.50	August 21, 2011	-
June 9, 2006	25,000	2.60	June 9, 2011	-
Jean- Claude Debard
February 28, 2011	25,000	2.50	February 28, 2014	-
July 13, 2010	25,000	1.50	July 13, 2013	22,750
July 14, 2009	25,000	2.50	July 14, 2012	-
Ronald Denis
February 28, 2011	25,000	2.50	February 28, 2014	-
July 13, 2010	25,000	1.50	July 13, 2013	22,750
August 21, 2008	25,000	2.50	August 21, 2011	-
June 9, 2008	25,000	2.60	June 9, 2011	-
Daniel Perry
February 28, 2011	25,000	2.50	February 28, 2014	-
July 13, 2010	25,000	1.50	July 13, 2013	22,750
August 21, 2008	25,000	2.50	August 21, 2011	-
June 9, 2006	25,000	2.60	June 9, 2011	-
(*)Calculation is based on the trading price, at closing, of the Corporation’s shares on the TSX-Venture of $2.41 on February 28, 2011.

Acasti

The following tables provide information on the number and value of each independent director’s outstanding Acasti options and warrants at the end of the financial year ended February 28, 2011.

Acasti’s options and warrants were respectively awarded and transferred to the independent Directors of the Corporation as remuneration for additional responsibilities and workload attributable to the position they held in Acasti.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(*) ($)
Michel Chartrand
October 8, 2008	25,000	0.25	October 8, 2018	6,250
Jean-Claude Debard
July 14, 2009	25,000	0.25	July 14, 2019	6,250
Ronald Denis
October 8, 2008	25,000	0.25	October 8, 2018	6,250
Daniel Perry
October 8, 2008	25,000	0.25	October 8, 2018	6,250
(*)Calculation is based on the estimated price of $0.50 for Acasti’s shares on February 28, 2011. This price is based on the last price paid for shares of Acasti by third parties, upon the exercise of the call-options issued by Neptune, on such shares.

Warrant-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants (#)	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the-money Warrants(1) ($)
Michel Chartrand
July 13, 2010(2)	25,000	0.25	October 8, 2013	0
October 8, 2008	125,000	0.25	October 8, 2013	31,250
Jean-Claude Debard
July 13, 2010(2)	25,000	0.25	October 8, 2013	0
July 14, 2009	100,000	0.25	October 8, 2013	25,000
Ronald Denis
July 13, 2010(2)	25,000	0.25	October 8, 2013	0
October 8, 2009	175,000	0.25	October 8, 2013	43,750
Daniel Perry
July 13, 2010(2)	25,000	0.25	October 8, 2013	0
October 8, 2008	100,000	0.25	October 8, 2013	25,000

(1)Calculation is based on the estimated price of $0.50 for Acasti’s shares on February 28, 2011. This price is based on the last price paid for shares of Acasti by third parties, upon the exercise of the call-options issued by Neptune, on such shares.
(2) The July 13, 2010 transfer of warrants of Acasti by Neptune is subject to the approval of Neptune’s disinterested shareholders. Pursuant to a resolution of the board of directors of Neptune dated July 13, 2010, the transfer of warrants of Acasti was effected by Neptune in consideration of a transfer premium of $0.25, payable to Neptune upon exercise of the warrants.

NeuroBioPharm

The following table provides information on the number and value of each independent director’s outstanding NeuroBioPharm warrants at the end of the financial year ended February 28, 2011.

NeuroBioPharm’s warrants were awarded and transferred to the independent Directors of the Corporation as remuneration for additional responsibilities and workload attributable to the position they held in the NeuroBioPharm.

Warrant-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in- the-money Warrants(1) ($)
Michel Chartrand
July 13, 2010(2)	25,000	0.10	December 24, 2013	3,750
December 24, 2008	100,000	0.10	December 24, 2013	30,000
Jean-Claude Debard
July 13, 2010(2)	25,000	0.10	December 24, 2013	3,750
December 24, 2008	100,000	0.10	December 24, 2013	30,000
Ronald Denis
July 13, 2010(2)	25,000	0.10	December 24, 2013	3,750
December 24, 2008	100,000	0.10	December 24, 2013	30,000
Daniel Perry
July 13, 2010(2)	25,000	0.10	December 24, 2013	3,750
December 24, 2008	100,000	0.10	December 24, 2013	30,000

(1) The calculation is based on the fair value of 0,40$ per share of NeuroBioPharm as of February 28, 2011 given the absence of a market value for NeuroBioPharm’s shares.
(2) The July 13, 2010 transfer of warrants of NeuroBioPharm by Neptune is subject to the approval of Neptune’s disinterested shareholders. Pursuant to a resolution of the board of directors of Neptune dated July 13, 2010, the transfer of warrants of NeuroBioPharm was effected by Neptune in consideration of a transfer premium of $0.25, payable to Neptune upon exercise of the warrants.

Option-based and Warrant-based Awards of the Corporation to the Directors– value vested during the financial year ended on February 28, 2011

The following table sets out the value of stock options and warrants of the Corporation, Acasti and NeuroBioPharm, and held by the Directors that vested during the financial year ended on February 28, 2011:

Name	Option-based and Warrant-based Awards of the Corporation– value vested during the financial year ended on February 28, 2011($)
	Neptune	Acasti	NeuroBioPharm
Michel Chartrand	5,250	9,128	-
Ronald Denis	5,250	11,304	-
Daniel Perry	5,250	7,602	-
Jean-Claude Debard	5,250	26,697	-

REMUNERATION OF NAMED EXECUTIVE OFFICERS

The Corporation is required to communicate the remuneration provided to the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year.

Henri Harland is the Corporation’s Chief Executive Officer (“CEO”), André Godin is the Vice President Administration and Finance (“CFO”) and Tina Sampalis, Chief Scientific Officer (“CSO”), is the only other executive officer of the Corporation that received a total annual compensation exceeding $150,000 for the last financial year (collectively the “Named Executive Officers”).

Compensation Discussion and Analysis

Compensation of executive officers of the Corporation is recommended to the Board of Directors by the Compensation Committee. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Corporation performance.

During the most recently completed financial year, the Compensation Committee was composed of Mr. Michel Chartrand, Dr. Ronald Denis, Mr. Jean-Claude Debard and Mr. Daniel Perry. The Compensation Committee establishes management compensation policies and oversees their general implementation.

Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Corporation’s executive officers, other than himself, for approval by the Board. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other executive officers is based.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the degree of achievement of objectives set by the Board of Directors, generally based on actual vs. budgeted results. Generally, new stock option grants do not take into account the previous grant of options-based awards when considering new grants.

The members of senior management are eligible for specific performance compensation bonuses representing a variable percentage of the revenues generated in the six years following the execution of major agreements with strategic partners. The amount to be allocated is determined by the President and Chief Executive Officer, after consultation of the Board of Directors and Compensation Committee members, among the individuals having played a key role in the strategic alliance and/or major agreements.

A new compensation plan for some of the Named Executive Officers is being established by the Compensation Committee covering resignation, retirement or any other termination, as well as any change of control and/or change of responsibilities.

Qualitative factors beyond the quantitative financial metrics are also a key consideration in determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Corporation’s values are key to individual compensation decisions.

The President and Chief Executive Officer’s salary is based on comparable market consideration and the Compensation Committee’s assessment of his performance, with regard to the Corporation’s financial performance and progress in achieving strategic performance.

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation by providing a compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

The Corporation retained the services of AON Groupe Conseil to assist in determining the compensation of the Named Executive Officers of the Corporation for its fiscal year ended May 31, 2006. The mandate given to the consultant was to review and report to the Compensation Committee on the compensation of Named Executive Officers of companies comparable to the Corporation as well as the terms and conditions of such compensation, including incentive based remuneration. The results from AON Groupe Conseil were based on a specialized survey conducted among Canadian biotechnology companies, Aon general databases and the public information available on public companies. Aon did not reveal the name of any specific Corporation used nor the selection criteria retained in its report to the Corporation, which was not required at that time by the securities legislation.

Following the mandate of 2006, the Corporation annually calls upon an expert who is a member of the Ordre des conseillers en ressources humaines agréés in order to evaluate and recommend to the Remuneration Committee, the wage adjustments of the top-ranking executives of the Corporation.

Remuneration Elements

Remuneration of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the remuneration, the four following components are examined:

(i)	base salary;
(ii)	annual incentive plan, consisting of a cash bonus;
(iii)	grant of stock options of the Corporation; and grants of warrants of its subsidiaries, Acasti and NeuroBioPharm; and
(iv)	other elements of compensation, consisting of benefits,

Base Salary

The compensation of the Corporation’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

Annual Incentive Plan

The Corporation has a bonus plan for the executive officers, based on a percentage of their base annual salary, granted at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. Henri Harland, President and CEO of the Corporation is eligible for up to a 50% bonus of his annual base salary, Tina Sampalis, Chief Scientific Officer, is eligible for up to a 40% bonus of her base annual salary, and André Godin, Vice President Administration and Finance is eligible for up to a 35% bonus of his base annual salary.

Stock Options and/or Warrants

The grant of stock options by the Corporation and/or the transfer of warrants to Named Executive Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Corporation’s executives as well as aligning the interests of the Corporation’s executives with that of its shareholders.

For a more detailed description of the Corporation Stock Option Plan, please refer to section “Corporation’s Stock Option Plan” of this Management Proxy Circular.

The Corporation’s Compensation Committee is responsible for overseeing and managing the Corporation Stock Option Plan. Grants of options and/or transfers of warrants to Named Executive Officers are approved by the Corporation’s Board of Directors.

In addition, the Compensation Committee has recommended that warrants of its subsidiaries Acasti and NeuroBioPharm held by the Corporation be awarded to the Named Executive Officers to compensate them for the additional responsibilities and workload resulting from their new duties in the subsidiaries and to align their interest with shareholders’ interest in order to stimulate value creation in the subsidiaries.

The grant of options is part of the long-term incentive component of executive and director compensations and an essential part of compensation. The designated senior executives and directors may participate in the stock option plan, which is designed to encourage optionnees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards are made by the Board of Directors, after recommendation by the Compensation Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. Previous awards may sometimes be taken into account when new awards are considered. The terms of the plan are described below under the heading “Corporation’s Stock Option Plan” of this Circular.

SUMMARY REMUNERATION TABLE - NAMED EXECUTIVE OFFICERS

The following Summary Remuneration Tables sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 28, 2011.

For remuneration related to previous financial years, please refer to the Corporation’s Management Proxy Circular available at www.sedar.com.

REMUNERATION PAID BY THE CORPORATION FOR THE NAMED EXECUTIVE OFFICERS

Name	Year ended February 28	Salary ($)	Option- based/Warrant- based awards (1)(2)(3) ($)	Annual Incentive plans ($)	All other remuneration ($)(4)(5)(6)	Total Remuneration ($)
Henri Harland	2011 2010 2009	297,496 228,000 218,294	237,650 - 82,359	- 57,000 -	- - 46,086	535,146 285,000 346,739
André Godin	2011 2010 2009	168,750 153,000 113,770	165,375 - 67,825	- 15,300 -	- 11,769 -	334,125 180,069 181,595
Tina Sampalis	2011 2010 2009	97,500 58,800 53,505	61,875 - 22,608	- 5,880 -	- 11,000 -	159,375 75,680 76,113

(1) The Corporation has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, the transfer premium payable to the Corporation upon the exercise of the warrants, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(2) For the period ended on February 28, 2011, the value of the option-based awards of the Corporation is based on a fair value of $0.81 per option, and at $0.64 per option for the July 13, 2010 grant. For the value of Acasti warrant-based award of July 13, 2010, the price is based on a fair value of $0.23 per warrant. For the value of NeuroBioPharm warrant-based award of July 13, 2010, which is subject to the Board of Director’s approval, the price is based on a fair value of $0.12 per warrant.
(3) The value of Acasti’s and NeuroBioPharm’s warrant-based awards, which occurred on July 13, 2010, has been entered as an advantage and remuneration received, which are subject to the approval by the disinterested shareholders of the Corporation.
(4) The amounts stated in this column represent the paid vacations to the Names Executive Officers for each relevant period.
(5) The directors do not receive pension benefits, share-based awards, perquisites or other annual compensation.
(6) The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for the 2011 fiscal period.

Remuneration allocated to Acasti

Name	Year ended February 28	Salary ($)	Option- based/Warrant- based awards (1)(2)(3) ($)	Annual Incentive plans ($)	All other remuneration ($)(4)(5)(6)	Total Remuneration ($)
Henri Harland	2011 2010 2009	85,000 114,000 72,764	67,900 - 27,453	- 28,500 -	- - 15,362	152,900 142,500 115,579
André Godin	2011 2010 2009	45,000 40,800 37,923	44,100 - 22,608	- 4,080 -	- 3,138 -	89,100 48,018 60,531
Tina Sampalis	2011 2010 2009	162,500 176,400 160,500	103,125 - 67,825	- 17,640 -	- 33,000 -	265,625 227,040 228,325

(1) The Corporation has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, the transfer premium payable to the Corporation upon the exercise of the warrants, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(2) For the period ended on February 28, 2011, the value of the option-based awards of the Corporation are based on a fair value of $0,81 per option, and at $0,64 per option for the July 13, 2010 grant. For the value of Acasti warrant based award of July 13, 2010, which are subject to the approval by the Corporation’s disinterested shareholders, the price is based on a fair value of $,23 per option or warrant.
(3) The value of Acasti’s warrant-based awards, which occurred on July 13, 2010, has been entered as an advantage and remuneration received, which are subject to the approval by the disinterested shareholders of the Corporation.
(4) The amounts stated in this column represent the paid vacations to the Names Executive Officers for each relevant period.
(5) The Names Executive Officer’s did not receive any compensation under a pension plan, stock options, other indirect compensation or other form of annual compensation.
(6) The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for the 2011 fiscal period.

Remuneration allocated to NeuroBioPharm

Name	Year ended on February 28,	Salary ($)	Option/ Warrant-based awards(1) ($)	Annual incentive plans ($)	All other compensation ($)(2)(3)	Total compensation ($)
Henri Harland	2011 2010	42,499 38,000	33,950 -	- 9,500	- -	76,449 47,500
André Godin	2011 2010	11,250 10,200	11,025 -	- 1,020	- 785	22,275 12,005
Tina Sampalis	2011 2010	65,000 58,800	41,250 -	- 5,880	- 11,000	106,250 75,680

(1) The Corporation has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, the transfer premium payable to the Corporation upon the exercise of the warrants, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(2) For the period ended on February 28, 2011, the value of the option-based awards of the Corporation is based on a fair value of $0.81 per option, and at $0.64 per option for the July 13, 2010 grant. For the value of NeuroBioPharm warrant-based award of July 13, 2010, which is subject to the Board of Director’s approval, the price is based on a fair value of $0.12 per warrant.
(3) The value of NeuroBioPharm’s warrant-based awards, which occurred on July 13, 2010, has been entered as an advantage and remuneration received, which are subject to the approval by the disinterested shareholders of the Corporation.
(4) The amounts stated in this column represent the paid vacations to the Names Executive Officers for each relevant period.
(5) The directors do not receive pension benefits, share-based awards, perquisites or other annual compensation.
(6) The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for the 2011 fiscal period.

For the financial year ending on February 28, 2011, Acasti and NeuroBioPharm, two subsidiaries of the Corporation, were imputed a portion of the salaries of the Named Executive Officers, as appears from the above tables. 20% and 10% of Henri Harland’s salary; 20% and 5% of André Godin’s salary; and 50% and 20% of Tina Sampalis’ salary are imputed to Acasti and NeuroBioPharm respectively. These percentages are in effect as of February 28, 2011.

Outstanding Option-Based and Warrant-Based Awards for Named Executive Officers

The following table sets out all awards of stock options to each Named Executive Officer outstanding at the end of the most recently completed financial year. This includes awards granted before the beginning of the financial year ended on February 28, 2011. The Corporation has no equity incentive plan for share-based awards.

Corporation

Name / Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(*) ($)
Henri Harland
February 28, 2011	225,000	2.50	February 28, 2014	-
July 13, 2010	150,000	1.50	July 13, 2013	136,500
August 21, 2008	85,000	2.50	August 21, 2011	-
June 09, 2006	275,000	2.60	June 09, 2011	-
January 19, 2006	150,000	1.00	January 19, 2011	160,500
André Godin
February 28, 2011	150,000	2.50	February 28, 2014	-
July 13, 2010	100,000	1.50	July 13, 2013	91,000
August 21, 2008	70,000	2.50	August 21, 2011	-
June 09, 2006	100,000	2.60	June 09, 2011	-
January 19, 2006	150,000	1.00	January 19, 2011	160,800
Tina Sampalis
February 28, 2011	100,000	2.50	February 28, 2014	-
July 13, 2010	100,000	1.50	July 13, 2013	91,000
August 21, 2008	70,000	2.50	August 21, 2011	-
June 09, 2006	100,000	2.60	June 09, 2011	-
January 19, 2006	150,000	1.00	January 19, 2011	160,500
(*)Calculation is based on the trading price, at closing, of the Corporation’s shares on the TSX-Venture of $2.41 on February 28, 2011.

ACASTI

The following tables provide information on the number and value of each Named Executive Officers’ outstanding Acasti options and warrants at the end of the financial year ended February 28, 2011.

Acasti’s options and warrants were awarded and transferred to the independent Directors of the Corporation as remuneration for additional responsibilities and workload attributable to the position they held in the Acasti.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(*) ($)
Henri Harland
October 8, 2008	200,000	0.25	October 8, 2018	50,000
André Godin
October 8, 2008	100,000	0.25	October 8, 2018	25,000
Tina Sampalis
October 8, 2008	200,000	0.25	October 8, 2018	50,000
(*)Calculation is based on the estimated price of $0.50 for Acasti’s shares on February 28, 2011. This price is based on the last price paid for shares of Acasti by third parties, upon the exercise of the call-options issued by Neptune, on such shares.

Warrant-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the-money Warrants(1) ($)
Henri Harland
July 13, 2010(2)	175,000	0.25	October 8, 2013	43,750
October 8, 2008	1,250,000	0.25	October 8, 2013	312,500
André Godin
July 13, 2010(2)	100,000	0.25	October 8, 2013	25,000
October 8, 2008	700,000	0.25	October 8, 2013	175,000
Tina Sampalis
July 13, 2010(2)	175,000	0.25	October 8, 2013	43,750
October 8, 2008	1,250,000	0.25	October 8, 2013	312,500

(1)Calculation is based on the estimated price of $0.50 for Acasti’s shares on February 28, 2011. This price is based on the last price paid for shares of Acasti by third parties, upon the exercise of the call-options issued by Neptune, on such shares.
(2) The July 13, 2010 transfer of warrants of Acasti by Neptune is subject to the approval of Neptune’s disinterested shareholders. Pursuant to a resolution of the board of directors of Neptune dated July 13, 2010, the transfer of warrants of Acasti was effected by Neptune in consideration of a transfer premium of $0.25, payable to Neptune upon exercise of the warrants.

Acasti’s options and warrants were respectively awarded and transferred to the Directors of the Acasti as remuneration for additional responsibilities and workload attributable to the position they held in Acasti.

NeuroBioPharm

The following table provides information on the number and value of each the Named Executive Officers’ outstanding NeuroBioPharm warrants at the end of the financial year ended February 28, 2011.

NeuroBioPharm’s options and warrants were respectively awarded and transferred to the Directors of NeuroBioPharm as remuneration for additional responsibilities and workload attributable to the position they held in NeuroBioPharm.

Warrant-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the-money Warrants(1) ($)
Henri Harland
July 13, 2010(2)	175,000	0.10	December 24, 2013	52,500
December 24, 2008	1,250,000	0.10	December 24, 2013	375,000
André Godin
July 13, 2010(2)	100,000	0.10	December 24, 2013	30,000
December 24, 2008	725,000	0.10	December 24, 2013	217,500
Tina Sampalis
July 13, 2010(2)	175,000	0.10	December 24, 2013	52,500
December 24, 2008	1,250,000	0.10	December 24, 2013	375,000

(1) Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.40 on February 28, 2011 given the absence of a market value for NeuroBioPharm’s shares.
(2) The July 13, 2010 transfer of warrants of NeuroBioPharm’s by the Corporation is subject to the approval of Neptune’s disinterested shareholders. Pursuant to a resolution of the board of directors of the Corporation, the transfer of warrants of NeuroBioPharm’s on July 13, 2010 was effected by Neptune in consideration of a transfer premium of $0.15, payable to the Corporation upon exercise of the warrants.

Option-based and Warrant-based Awards of the Corporation, Acasti and NeuroBioPharm to the Named Executive Officers– value vested during the financial year ended on February 28, 2011

The following table sets out the value of stock options and warrants of the Corporation, Acasti and NeuroBioPharm, and held by the Directors that vested during the financial year ended on February 28, 2011:

Name	Option-based and Warrant-based Awards of the Corporation– value vested during the financial year ended on February 28, 2011($)
	Neptune	Acasti	NeuroBioPharm
Henri Harland	31,500	85,343	-
André Godin	21,000	47,072	-
Tina Sampalis	21,000	85,343	-

Other Forms of Compensation

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations. The Corporation does not have any pension plan available for its executives or directors.

Corporation Stock Option Plan

The Corporation’s stock option plan (the “Corporation Stock Option Plan”) was adopted on May 10, 2001 and was modified on October 1, 2002, August 28, 2003, June 14, 2005, April 20, 2006, April 29, 2009, May 6, 2010, March 21, 2011 and on May 25, 2011.

On March 21, 2011, as part of Acasti’s application for the listing of its Class A Common Shares on the Exchange on March 31, 2011 the Board of Directors approved the amendment to the Stock Option Plan in accordance with Exchange Policy 4.4 “Incentive Stock Options” to allow its subsidiary to benefit from its own Stock Option Plan.

On May 25, 2011 the Board of directors approved the Corporation’s amended and restated Stock Option Plan. The modification and the update are meant to ensure that each option granted under the NeuroBioPharm Stock Option Plan will reduce by one the number of stock option of the Corporation, and each option cancelled under the NeuroBioPharm Stock Option Plan will increase by one the number of shares available for further issuance under the Corporation Stock Option Plan until the date on which the shares of NeuroBioPharm qualify as “exchange-traded securities” under applicable securities legislation and subject to the prior approval of the TSX Venture Exchange, at which date the number of shares available under the Corporation Stock Option Plan will be increased by the number of options then granted under NeuroBioPharm Stock Option Plan.

The Stock Option Plan was adopted to allow certain employees, directors, officers and consultants of the Corporation and its subsidiaries that have been identified by the Board of Directors, to acquire stock directly from the Corporation.

The Corporation Stock Option Plan is administered by the Board of Directors of the Corporation, which will determine, inter alia, the number of common shares covered by any stock option, and the exercise price, expiry date and vesting period of such stock option in accordance with the terms of the Corporation Stock Option Plan.

As of the date of this Circular, options for up to 6,025,912 common shares of the Corporation may be granted by the Board of Directors under the Corporation Stock Option Plan. At the Meeting, the shareholders will be asked to vote on an increase of the number of the Corporation’s common shares reserved under the Corporation’s Stock Option Plan for issuance purposes valued at 7,241,385, which represents 15% of the Corporation’s common shares issued and in circulation as of the date of the Meeting (the full text of which is reproduced in this Circular in the section Particulars of Matters to be Acted Upon, item 4 “Corporation’s Stock Option Plan”). Not more than 5% of shares issued by the Corporation may be granted to a person for any 12 month period (not more than 2% if such person is a consultant or an investor relations services employee). In addition, the Corporation Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of shares of the Corporation outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of shares of the Corporation outstanding.

Options granted under the Corporation Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting at least on no less than a quarterly basis. They are exercisable, subject to vesting, at a price equal to the closing price of the common shares on the TSX Venture Exchange on the day prior to the grant of such options, and expire after a period determined by the Board of Directors not exceeding five years from such grant. In addition, and unless otherwise provided for in the agreement between the Corporation and the holder, as proposed by the Board of Directors through the amendment of the Corporation’s Stock Option Plan as of May 25, 2011, options will also lapse upon termination of employment or the end of the business relationship with the Corporation except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment.

Subject to the approval of the relevant authorities, including the Exchange if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the Board of Directors has the right to amend or terminate the Corporation Stock Option Plan. However, unless option holders consent to the amendment or termination of the Corporation Stock Option Plan in writing, any such amendment or termination of the Corporation Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Corporation Stock Option Plan.

Acasti Stock Option Plan

Acasti Stock Option Plan (the “Acasti Stock Option Plan”) was approved by the Board of Directors on October 8, 2008 and amended and restated as of April 29, 2009 and March 21, 2011.

Acasti Stock Option Plan was adopted to ensure that Acasti and its shareholders benefit from incentive participation through the holding of Shares by directors, officers, employees and consultants of Acasti, as designated by the Board of Directors.

Acasti Stock Option Plan is administered by the Board of Directors, which will determine, inter alia, the number of Class A Shares covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of Acasti Stock Option Plan. Acasti’s Compensation Committee is responsible for overseeing and managing the Acasti Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

Options for Class A Shares of Acasti representing, from time to time, up to 10% of the outstanding issued Class A Shares of Acasti then outstanding may be granted by the Board of Directors pursuant to the Acasti Stock Option Plan.

Prior to its amendment on March 21, 2011 by the Board of Directors, there were 1,530,000 Class A Shares reserved for issuance pursuant to the terms of the Stock Option Plan. As at the date hereof, following its amendment by the Board of Directors, there are 6,443,444 Class A Shares reserved for issuance pursuant to the Acasti Stock Options Plan, representing 10% of the Class A Shares issued and outstanding as of the date hereof. Shareholders’ approval will be necessary to adopt such modifications to the Acasti Stock Option Plan at Acasti’s next annual shareholders’ meeting.

The number of options granted to a consultant or to a person the services of whom are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the outstanding issued shares of Acasti. In addition, the Acasti Stock Option Plan, together with any other plan that may be established by Acasti or any options already granted by Acasti will not (unless the requisite shareholder approval is obtained under applicable securities legislation) result in either (i) the number of securities (calculated on a fully diluted basis) reserved for issuance under options being granted to (A) related persons, in excess of 10% of the outstanding securities of Acasti; or (B) a related person and the associates of the related person, in excess of 5% of the outstanding securities of Acasti, or (ii) the number of securities, calculated on a fully diluted basis, issued within a period of 12 months to (A) related persons, in excess of 10% of the outstanding securities of Acasti, or (B) an insider, in excess of 5% of the outstanding securities of Acasti.

The options are non-transferable and may be exercised during the period determined by the Board of Directors, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. In addition, and unless otherwise provided for in the agreement between the Corporation and the holder, as proposed by the Board of Directors through the amendment of the Corporation’s Stock Option Plan, the options will lapse upon termination of employment or the end of the business relationship with Acasti or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director’s term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSX Venture Exchange (the “Exchange”) if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the Board of Directors has the right to amend or terminate the Acasti Stock Option Plan. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Acasti Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Acasti Stock Option Plan.

The Acasti Stock Option Plan must be approved each year by the shareholders of Acasti at its annual meeting.

NeuroBioPharm Stock Option Plan

On May 25, 2011, the Board of Directors of NeuroBioPharm approved the stock option plan for the Board members, the executive officers, the employees and the consultants of NeuroBioPharm (the “NeuroBioPharm Stock Option Plan”).

The NeuroBioPharm Stock Option Plan was adopted to ensure to NeuroBioPharm and its shareholders the benefit from incentive participation through the holding of shares by directors, officers, employees and consultants of NeuroBioPharm, as designated by the Board of Directors of NeuroBioPharm.

The NeuroBioPharm Stock Option Plan is administered by the Board of Directors of NeuroBioPharm, which will determine, inter alia, the number of Class A shares covered by any stock option and the exercise price, expiry date and vesting period of such stock option in accordance with the terms of the NeuroBioPharm Stock Option Plan.

It is understood that at no time shall the number of Class A shares of NeuroBioPharm issuable pursuant to the terms of the NeuroBioPharm Stock Option Plan exceed an aggregate of 600,000 Class A shares.

The number of options granted to a consultant shall not exceed, for any 12 month period, more than 2% of the outstanding issued shares of NeuroBioPharm then outstanding. The number of options granted to a person the services of which are retained in investor relations shall not exceed, for a period of twelve (12) months, more than 2% of the issued and circulating shares of NeuroBioPharm. Each NeuroBioPharm option granted to any person in charge of investor relations diminishes in same the number of options available in Neptune for any person which provides investor relations services. In addition, the NeuroBioPharm Stock Option Plan, together with any other plan to be established by NeuroBioPharm or any options already granted by NeuroBioPharm, will not result, unless the requisite shareholder approval is obtained under applicable securities legislation, in (i) the number of securities, calculated on a fully diluted basis, reserved for issuance under options granted to (A) related persons, exceeds 10% of the outstanding securities of NeuroBioPharm, or (B) a related person and the associates of the related person, exceeds 5% of the outstanding securities of NeuroBioPharm, or (ii) the number of securities, calculated on a fully diluted basis, issued within 12 months to (A) related persons, exceeds 10% of the outstanding securities of NeuroBioPharm, or (B) an insider, exceeds 5% of the outstanding securities of NeuroBioPharm.

The exercise price of the options will be determined by the Board of Directors of NeuroBioPharm, but may not be lower than (i) the price per share obtained by NeuroBioPharm for shares sold in its last arm’s length private placement within the last year, and (ii) the demonstration of value of the exercise price in any one of the following ways: (A) a formal valuation or appraisal, deemed satisfactory by the Exchange, prepared by independent, qualified parties, such as Chartered Business Valuators, (B) deferred expenditures (excluding general and administrative costs) incurred within the five previous years, as evidenced by audited financial statements or an audited statement of costs, which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which NeuroBioPharm intends to conduct a recommended research and development program in the next 12 months, (C) net tangible assets, (D) five times annual average cash flow, or (E) some other determination of value acceptable to a recognized stock exchange where the securities of the Company are listed.

Options granted under the NeuroBioPharm Stock Option Plan are non-transferable and may be exercised during the period determined by the Board of Directors, such period beginning at the earliest on the date of the grant of such options and ending at the latest ten years after such grant. In addition, and unless otherwise provided for in the agreement between the Corporation and the older, as propose by the Board of Directors through the amendment of the Corporation’s Stock Option Plan, the options will lapse upon termination of employment or the end of the business relationship with the Company or death of the holder, except that they may be exercised for 60 days after termination of employment or the end of the business relationship (30 days for investor relations services employees) and for one year after the death of a holder.

Subject to the approval of the relevant authorities (including the TSX Venture Exchange) if applicable and compliance with the conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) also if applicable, the Board of Directors of NeuroBioPharm has the right to amend or terminate the NeuroBioPharm Stock Option Plan. However, unless options holders consent to in writing, the amendment or termination of the NeuroBioPharm Stock Option Plan cannot affect the conditions of options that are already granted and not exercised under the NeuroBioPharm (number and exercise price) Stock Option Plan.

The NeuroBioPharm Stock Option Plan must be approved each year by disinterested shareholders of the Company at its annual general meeting. The disinterested shareholders of the Company will also be asked, at such meeting, to ratify the grants of options to purchase Class A shares of NeuroBioPharm approved by the Board of Directors of NeuroBioPharm over the preceding year under the NeuroBioPharm Stock Option Plan, and this, for as long as the NeuroBioPharm shares are not listed on a recognized stock market.

PENSION PLAN

The Corporation does not have a pension plan.

Termination and Change of Control Benefits

Contract clauses for termination of employment, change of position or function, and changes in management or ownership are presently being negotiated and discussed with some executive officers of the Corporation. The Corporation will set up a program of benefits and clauses in contracts in the event of a change of control and/or the termination of employment for all the executive officers. As of May 17, 2011, there is currently no benefit plan for executive officers, other than the option and warrant rights granted to the President for the maintenance of said rights, in the event of a change of control and/or the termination of their employment, but the terms and conditions of such a plan should be finalized during the year.

Performance Graph

On February 28, 2011, the closing price of the common shares of the Corporation on the TSX Venture Exchange was $2.41 per share. The following graph shows the cumulative return in dollars of a $100 investment in common shares of the Corporation, made on February 28, 2006 on the TSX Venture Exchange, compared with the total return of the S&P / CDNX Index for the period shown on this graph.

Following the positive financial performance of the Corporation during the last year, an increase in salary was granted as well as the granting of premiums and stock options to buy shares during the financial year ending on February 28, 2011.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at February 28, 2011 the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. The number of shares which appears at in the line “Share-based compensation plan” refers to the Corporation stock-option plan.

Corporation

Plan category	(A) Number of shares to be issued following the exercise of outstanding stock options (common shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (common shares)
Share-based compensation plan approved by the shareholders	3,871,625	2,27	1,704,286
Share-based compensation plan unapproved by the shareholders	N/A	N/A	N/A

Acasti

Plan category	(A) Number of shares to be issued following the exercise of outstanding stock options (common shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (common shares)
Share-based compensation plan approved by the Shareholders	800,000	0.25$	730,000(*)
Share-based compensation plan unapproved by the Shareholders	N/A	N/A	N/A

(*)On March 21, 2011, in connection with the listing of the Class A Shares on the Exchange on March 31, 2011, the Board of Directors approved the amendment to the Stock Option Plan in accordance with Exchange Policy 4.4 “Incentive Stock Options” to allow its subsidiary to benefit from its own Stock Option Plan. Before the amendment of March 21, 2011 by Acasti’s Board of directors, there were 1,530,000 Class A Common Shares reserved for issuance under Acasti’s Stock Option Plan. As of the date of this Circular, and further to said amendment, there are 6,443,444 Class A Common Shares reserved under the Corporation’s Stock Option Plan for issuance purposes, represent 10% of the Corporation’s common shares issued and in circulation as of the date of this Circular. Approval by Acasti’s shareholders will be requested at Acasti’s annual meeting in order to ratify the amendment of Acasti’s Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was at any time during the financial year ended February 28, 2011 a director, executive officer or senior officer of the Corporation or a subsidiary thereof, and no person who is a nominee for election as a director of the Corporation, and no associate of such persons is, or was as of February 28, 2011 indebted to the Corporation or a subsidiary of the Corporation, nor is, or was as of February 28, 2011 any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Management Proxy Circular, “informed person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, other than as set forth below, no informed person of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Corporation, or in any proposed transaction that could materially affect the Corporation or its subsidiaries, or in any matter to be acted upon at this Meeting.

In 2001, the Corporation entered into an agreement with a shareholder, a corporation controlled by the President and Chief Executive Officer of the Corporation, to pay it royalties on a semi-annual basis for an amount equal to 1% of the Corporation’s annual revenues, for an unlimited period. The amount to be paid annually may not exceed the Corporation’s net earnings before interest, taxes and amortization. For the financial year ended February 28, 2011 $164,129 in royalties on sales is payable in cash.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Corporation has subscribed to liability insurance for its directors and officers covering their liability which may be incurred in connection with their functions with the Corporation and its subsidiaries, subject to the relevant provisions of the Business Corporations Act (Quebec) (RS.Q c. S-31.1) . The total insurance coverage is of $10,000,000 per insurable period. Each claim is subject to a $25,000 deductible per event for the Corporation’s directors and officers as a whole. The premium paid by the Corporation for the current year of coverage is of $80,500.

REPORT ON THE AUDIT COMMITTEE

Audit Committee’s Charter

The Charter of the Audit Committee is attached to this circular as Schedule A. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is composed of four (4) members of the Board of Directors: Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Mr. Jean-Claude Debard. Based on the experience of the Audit Committee members described in section “Election of Directors”, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Relevant Education and Experience

Under National Instrument 52-110 Audit Committees (“NI52-110”), a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

The following describes the relevant education and experience of each member of the Audit Committee that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Michel Chartrand – Mr. Michel Chartrand is Vice-President, Retail Partners Solutions of McKesson Canada. From 2004 to 2009, Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor Inc. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins Inc. Mr. Michel Chartrand is also a member of the Board of Directors of Eureka Lightning. Mr. Chartrand also holds a bachelor degree in Business Administration. His experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Jean-Claude Debard – Mr. Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has served on the Oversight Committee of Holding (SERGESA), SsangYong France and Hyundai Finances. Mr. Debard also has a graduate degree in Management and Strategic Management. Mr. Debard’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Ronald Denis – Mr. Denis has been Chief of Surgery and Director of the Trauma Program at Hôpital Sacré-Coeur since 1997. In his duties, Mr. Denis has to manage Sacré-Coeur Hospital Trauma Program budget and staff, also he has had to regularly review and analyze financial statements. Mr. Denis’ experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Daniel Perry – Since March 1993, Mr. Perry is General Manager of a Corporation operating a recreational/tourism complex in France. Also, Mr. Perry is a specialist and consultant in the marketing of new products on the European continent. Mr. Perry’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Since the commencement of the Corporation’s most recently completed financial year, the Corporation’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

During the financial year ended February 28, 2011 the Corporation has not relied on any exemption contained in NI52-110.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI52-110, the engagement of non-audit services is considered by the Corporation’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Fees

The Auditor fees for the financial years ending February 28, 2011 and February 28, 2010 were 236 276$ and 185 246$. More information on the Corporation Auditor fees are described in Neptune Section “External Auditor Fees” of the Annual Information Form (AIF) dated May 27, 2011.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Corporation and to authorize the Board to determine their compensation. The auditors will hold offices until the next Annual Meeting of Shareholders of the Corporation or until their successors are appointed. KPMG LLP, chartered accountants, have been auditors for the Corporation since September 25, 2006.

CORPORATE GOVERNANCE

1.	Board of Directors

(a)	Independent directors.

As of February 28, 2011, the Board of Directors considers that Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Jean-Claude Debard are “independent” within the meaning of NI52-110, as it applies to the Board of Directors.

(b)	Directors who are not independent.

The Board of Directors considers that Mr. Henri Harland is not “independent” within the meaning of NI52-110, as it applies to the Board of Directors in that he is an executive officer and employee of the Corporation.

(c)	Majority of directors are independent.

The Board of Directors considers that four of the five members of the Board of Directors are independent within the meaning of NI52-110, as it applies to the Board of Directors. Accordingly, a majority of the directors on the Board are independent.

Except for Mr. Perry and Mr. Debard, all other members of the Board of Directors of the Corporation also serve on the Board of Directors of Acasti and NeuroBioPharm. Mr. Perry and Mr. Debard also serve on the Board of Directors of NeuroBioPharm

(d)	Independent directors do not regularly scheduled closed meetings.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Audit Committee, composed of all the independent directors, do hold such meeting.

(e)	Attendance record of directors for Board meetings.

Since the beginning of fiscal year ended February 28, 2011, the Board of Directors has held 4 meetings. Attendance of directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance in Person	Telephone Meeting Attendance
Henri Harland	4/4	-
Jean-Claude Debard	-	2/4
Ronald Denis(*)	3/4	1/4
Michel Chartrand	4/4	-
Daniel Perry	-	4/4

(*) Chairman of the Board of Directors

Mr. Ronald Denis, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors’ practices.

2.	Board Mandate

How the Board delineates its role and responsibilities.

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

3.	Position Descriptions

(a)	How the Board delineates the role and responsibilities of the chair and the chair of each Board committee.

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

(b)	How the Board delineates the role and responsibilities of the CEO.

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer's objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer's presentation of the Corporation’s annual plan. These objectives include a general mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer's objectives for the Corporation on an annual basis

4.	Orientation and Continuing Education

(a)	Measures the Board takes to orient new directors

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation's business.

(b)	Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

5.	Ethical Business Conduct

(a)	Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Corporation’s web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

(b)	Steps the Board takes to ensure directors exercise independent judgement

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Quebec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Quebec) (L.R.Q., c. S-31), a director of the Corporation must immediately disclose to the Board of Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

6.	Nomination of Directors

The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board; the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Corporation and its shareholders. The Corporation researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of serving directors whose term is expiring, the Corporation will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Corporation during his term.

The Corporation may use various sources in order to identify the candidates for the Board, including its own contacts and the references of other directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources. In making recommendations as to nominee directors at the annual shareholders’ meeting, the Corporation will consider all such written recommendation made by shareholders received by the Corporation secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders. The recommendations must be mailed to the Corporation and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the shareholders, for the annual meeting of the Corporation.

The Board of Directors does not have a nominating committee.

7.	Compensation

The compensation committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of remuneration granted to the directors. The remuneration committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining remuneration.

With respect to the compensation of the Corporation’s officers, see “Report on Executive Compensation” above.

The Compensation Committee is only composed of independent members within the meaning of NI52-110. The members of the Compensation Committee are Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Mr. Jean-Claude Debard.

8.	Other Board Committees

Other than the audit committee and the compensation committee, the Corporation also has a Corporate Governance Committee, which is composed of five (5) members. Of this number, two members are not considered independent within the meaning of Regulation 51-102, namely the President and Chief Executive Officer as well as the Chairman. The corporate governance committee is in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the TSX Venture Exchange regarding corporate governance set out in its Policy 3.1.

9.	Assessments

The Board of Directors, its committees and each director of the Corporation are subject to regular evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by directors at the beginning and during meetings of the Board of Directors and of each of its committees. Among other things, these adjustments deal with the level of preparation of directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to directors for discussion and debate of items on the agenda.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Amendments of the Articles of the Corporation and nomination of additional directors

On February 14, 2011, the Business Corporations Act (Quebec) (the “Act”) came into effect and replaced the Companies Act (Quebec). On this date, the Corporation was continued under the Act and is now governed by its provisions. The Act provides that, if the articles so provide, the directors of a corporation may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting, provided that the total number of directors so appointed does not exceed one third of the number of directors elected at the previous annual shareholders meeting.

The Corporation’s articles do not currently allow the directors to appoint one or more additional directors.

At the Meeting, the Shareholders will be asked to adopt the following special resolution ratifying the resolution of the Board amending of the articles of the Corporation:

“WHEREAS on May 6, 2011 the Board of Directors of the Corporation has adopted a resolution amending the the articles of Corporation to enable the Directors of the Corporation to appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting, provided that the total number of directors so appointed does not exceed one third of the number of directors elected at the previous annual shareholders meeting , as more fully described in the Corporation’s Management Proxy Circular dated May 27, 2010 (the “Additional Directors Resolution”);

WHEREAS the Additional Directors Resolution must be ratified by a special resolution of the shareholders of the Corporation;

RESOLVED THAT:

1.	the Additional Directors Resolution be and is hereby ratified, confirmed and approved;

2.

any director or officer of the Corporation be and he is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the Additional Directors Resolution must be approved by at least two thirds of the shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS CONSIDERS THE AMENDMENT OF THE ARTICLES TO ALLOW THE DIRECTORS TO APPOINT ONE OR MORE ADDITIONAL DIRECTORS TO BE IN THE BEST INTERESTS OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ADDITIONAL DIRECTORS RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Additional Directors Resolution.

2. The Acasti Consideration

The Corporation also received a total of 5,940,000 Series IV Acasti warrants in partial consideration for the license granted by the Corporation to NeuroBioPharm under the license agreement dated as of August 7, 2008. Each Series IV Acasti warrant allows its holder to purchase one Class A common share of Acasti at a price of $0.25 per share for a period of five (5) years after its issuance (each a “Series IV Acasti Warrant”).

The Corporation proceeded with the transfer of (i) 935 000 Series IV Acasti warrants by the Corporation as of July 13, 2010, of which 385 000 in favour of some employees and 550 000 in favour of some of the executive officers and the members of the Board of Directors of the Corporation and its subsidiaries; (ii) 50 000 Series IV Acasti warrants by the Corporation, as of January 15, 2011, in favour of certain employees of the Corporation and its subsidiaries; and (iii) 165 000 Series IV Acasti warrants by the Corporation, as of May 25, 2011, in favour of certain employees of the Corporation and its subsidiaries, as more amply described in the tables attached in Schedule B for the transfers of Series IV Acasti warrants (the transfer of the Series IV Acasti warrants which occurred between last year’s Shareholder’s Meeting of June 22, 2010 and the date of this Circular is collectively defined as the “Acasti Consideration”).

Neptune has granted the Acasti Consideration in favour of some of its directors, executives and employees as an incentive to stimulated and increase the value of its subsidiaries, as well as for the additional responsibilities and workload that they had to carry out during the financial year ended February 28, 2011 and will carry out during this financial year.

The total value of the Acasti Consideration for the Corporation, as at the date of their payment, is $264,500, taking into account the value of each warrant determined using the Black-Scholes evaluation model as at the date of transfer of the warrants.

Pursuant to Regulation 61-101 respecting protection of minority security holders in special transactions (“Regulation 61-101”), any related-party transactions pursuant to Regulation 61-101 requires the approval of the majority of minority holders, as this expression is defined in Regulation 61-101.

In addition, the Corporation should be subject to the formal valuation obligation pursuant to Regulation 61-101. However, the Corporation avails itself of the exemption from the formal valuation requirement provided for under section 5.5 (a) of Regulation 61-101, since the value of the Acasti Consideration does not exceed 25% of the market capitalization of the Corporation.

The grant of the Acasti Consideration is subject to the TSX Venture Exchange approval and subject to the Corporation obtaining an approval from its disinterested shareholders in the Consideration.

Thus, it is recommended that the shareholders adopt the following resolution approving the Acasti Consideration resolution (the “Acasti Consideration resolution”):

“RESOLVED THAT:

1.	To approve the Acasti Consideration, as described in this Management Proxy Circular dated May 27, 2011;

2.	To authorize any director or officer of the Corporation to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the Acasti Consideration Resolution must be approved by at least a majority of the disinterested shareholders of the Corporation, as this expression is defined in the applicable policies of the TSX Venture Exchange, and by the majority of the minority holders of the Corporation, as this expression is defined in the applicable policies of the Autorité des marchés financiers du Québec, present in person or represented by proxy. To the knowledge of the Corporation, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of disinterested shareholders and majority holders of the Corporation on the Acasti Consideration Resolution will be 4,143,577.

THE BOARD OF DIRECTORS BELIEVES THAT IT IS IN THE BEST INTEREST OF THE CORPORATION TO GRANT THE CONSIDERATION. CONSEQUENTLY, THE BOARD OF DIRECTORS HAS APPROVED THE ACASTI CONSIDERATION RESOLUTION.

The voting rights related to the shares represented by the powers of attorney duly signed in favour of the persons named in the enclosed power of attorney form will be exercised, in the absence of instructions to the contrary, in FAVOUR of the Acasti Consideration resolution.

3. The NeuroBioPharm Consideration

In addition, the Corporation also received a total of 6,930,000 NeuroBioPharm series IV warrants in partial consideration for the license granted by the Corporation to NeuroBioPharm under the license agreement dated as of October 15, 2008. Each NeuroBioPharm series IV warrant allows its holder to purchase one Class A common share of NeuroBioPharm at a price of $0.10 per share for a period of five (5) years after its issuance (each a “Series IV NeuroBioPharm Warrant”).

On April 12, 2011, as part of the restructuring and the rollover of NeuroBioPharm’s share capital, as more amply described in this Circular under the heading “Reorganisation and Dividend of NeuroBioPharm”, NeuroBioPharm issued, inter alia, to the Corporation, 3,415,500 Series 2011-2 warrants at a price of $0.47 (the “Series 2011-2 NeuroBioPharm warrants”), each warrant will expire upon the occurrence of the first of the following event: (i) within 15 days of the listing of NeuroBioPharm’s shares on the Exchange or (ii) on April 12, 2016.

The Corporation proceeded with the transfer of (i) 985,000 Series IV NeuroBioPharm warrants by the Corporation as of July 13, 2010, of which 435,000 are transferred in favour of some employees and 550,000 in favour of some of the executive officers and the members of the Board of Directors of the Corporation and its subsidiaries; (ii) 95,000 Series IV NeuroBioPharm warrants by the Corporation, as at January 1st, 2011 in favour of certain employees of the Corporation and its subsidiaries; (iii) 1,195,000 Series IV NeuroBioPharm warrants by the Corporation, as of April 12, 2011, of which 645,000 in favour of some employees and 550,000 in favour of some of the executive officers and the members of the Board of Directors of the Corporation and its subsidiaries; and (iv) 150,000 Series 2011-2 NeuroBioPharm warrants by the Corporation, as at May 25, 2011, as more amply described in the tables attached in Schedule C for the transfers of NeuroBioPharm warrants (the transfer of the Series IV NeuroBioPharm warrants and the Series 2011-2 NeuroBioPharm warrants which occurred between last year’s Shareholder’s Meeting of June 22, 2010 and the date of this Circular is collectively defined as the “NeuroBioPharm Consideration”).

On April 12, 2011, as part of NeuroBioPharm’s share capital reorganization, and following the rollover (the explanation of which is described in this Circular under the heading “Reorganization and Dividend of NeuroBioPharm”), the 2,275,000 Series IV NeuroBioPharm warrants transferred above were traded for 2,616,306 Series 2011-3 NeuroBioPharm warrants with an exercise price of $0.40, each Serie 2011-3 warrants expire on April 12, 2016.

Neptune has granted the NeuroBioPharm Consideration in favour of some of its directors, executives and employees as an incentive to stimulated and increase the value of its subsidiaries, as well as for the additional responsibilities and workload that they had to carry out during the financial ended February 28, 2011, and that they will carry out during the present financial year.

The total value of the NeuroBioPharm Consideration for the Corporation, as at the date of their payment, is $363,750, taking into account the value of each warrant determined using the Black-Scholes evaluation model as at the date of transfer of the warrants.

Pursuant to Regulation 61-101 respecting protection of minority security holders in special transactions (“Regulation 61-101”), any related-party transactions pursuant to Regulation 61-101 requires the approval of the majority of minority holders, as this expression is defined in Regulation 61-101.

In addition, the Corporation should be subject to the formal valuation obligation pursuant to Regulation 61-101. However, the Corporation avails itself of the exemption from the formal valuation requirement provided for under section 5.5 (a) of Regulation 61-101, since the value of the NeuroBioPharm Consideration does not exceed 25% of the market capitalization of the Corporation.

The grant of the NeuroBioPharm Consideration is subject to the TSX Venture Exchange approval and subject to the Corporation obtaining an approval from its disinterested shareholders in the Consideration.

Thus, it is recommended that the shareholders adopt the following resolution approving the NeuroBioPharm Consideration resolution (the “NeuroBioPharm Consideration resolution”):

“RESOLVED THAT:

1.	To approve the NeuroBioPharm Consideration, as described in this Management Proxy Circular dated May 27, 2011;

2.	To authorize any director or officer of the Corporation to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the NeuroBioPharm Consideration Resolution must be approved by at least a majority of the disinterested shareholders of the Corporation, as this expression is defined in the applicable policies of the TSX Venture Exchange, and by the majority of the minority holders of the Corporation, as this expression is defined in the applicable policies of the Autorité des marchés financiers du Québec, present in person or represented by proxy. To the knowledge of the Corporation, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of disinterested shareholders and majority holders of the Corporation on the NeuroBioPharm Consideration Resolution will be 4,143,577.

THE BOARD OF DIRECTORS BELIEVES THAT IT IS IN THE BEST INTEREST OF THE CORPORATION TO GRANT THE CONSIDERATION. CONSEQUENTLY, THE BOARD OF DIRECTORS HAS APPROVED THE NEUROBIOPHARM CONSIDERATION RESOLUTION.

The voting rights related to the shares represented by the powers of attorney duly signed in favour of the persons named in the enclosed power of attorney form will be exercised, in the absence of instructions to the contrary, in FAVOUR of the NeuroBioPharm consideration resolution.

4. The Corporation’s Stock Option Plan

The Corporation Stock Option Plan was adopted on May 10, 2001 and was modified on October 1, 2002, August 28, 2003, June 14, 2005, April 20, 2006, April 29, 2009, May 6, 2010, March 21, 2011 and May 25, 2011.

On March 21, 2011 as part of Acasti’s application for the listing of its Class A Common Shares on the Exchange on March 31, 2011, the Board of Directors approved the amendment of the Corporation’s Stock Option Plan, in accordance with section 4.4 of the TSX Venture Exchang’es Policy “Incentive Stock Options”, and allow its subsidiary to benefit from its own Stock Option Plan.

On May 25, 2011, the Corporation’s Board of directors approved the amended and restated the Corporation’s Stock Option Plan. The amendment and the update are meant to ensure that each stock option granted under the NeuroBioPharm Stock Option Plan will reduce by one, and each option cancelled under the NeuroBioPharm Stock Option Plan will increase by one, the number of shares available for further issuance under the Corporation Stock Option Plan until the date on which the shares of NeuroBioPharm qualify as “exchange-traded securities” under applicable securities legislation and subject to the prior approval of the TSX Venture Exchange, at which date the number of shares available under the Corporation Stock Option Plan will be increased by the number of options then granted under NeuroBioPharm Stock Option Plan.

The Corporation wishes to obtain the shareholders’ approval to increase the number of the Corporation’s common shares reserved under the Corporation’s Stock Option Plan for issuance purposes to 7,241,385, which would represent 15% of the Corporation’s common shares issued and in circulation as of the date of this Circular. A description of the terms and conditions of the Corporation Stock Option Plan is contained under “COMPENSATION OF DIRECTORS AND OFFICERS AND OTHER INFORMATION – Compensation of Executive Officers – Stock Option Plan”.

The amendment to the Corporation Stock Option Plan and the increase in the number of the Corporation’s common shares reserved under the Corporation’s Stock Option Plan are subject to the approval of the TSX Venture Exchange and the Corporation disinterested shareholders.

Therefore, shareholders will be asked to approve the following resolution ratifying the approval of the Corporation Stock Option Plan by the Board of Directors of the Corporation (the “Corporation Stock Option Plan Resolution”):

“WHEREAS the Corporation Stock Option Plan was approved by the Board of Directors of the Corporation on May 10, 2001 and was modified on October 1, 2002, August 28, 2003, June 14, 2005, April 20, 2006, April 29, 2009, May 6, 2010, March 21, 2011 and May 25, 2011 as more particularly described in this Management Proxy Circular dated May 27, 2011 (the “Circular”);

WHEREAS the Corporation wishes to obtain the shareholders’ approval to increase the number of the Corporation’s common shares reserved under the Corporation’s Stock Option Plan for issuance purposes to 7,241,385, which would represent 15% of the Corporation’s common shares issued and in circulation as of the date of this Circular;

WHEREAS the Corporation, pursuant to the rules and policies of the TSX Venture Exchange, wishes to obtain the requisite shareholder approval of the Corporation;

RESOLVED THAT:

1.	the amendments to the Corporation Stock Option Plan, as more amply described in the Circular dated May 27, 2011, be and is hereby ratified, confirmed and approved;

2.

the increase in the number of the Corporation’s common shares reserved under the Corporation’s Stock Option Plan for issuance purposes to 7,241,385, which would represent 15% of the Corporation’s common shares issued and in circulation as of the date of this Circular, be and is hereby ratified, confirmed and approved;

3.

any director or officer of the Corporation be and he is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the Corporation Stock Option Plan Resolution must be approved by at least a majority of the disinterested shareholders of the Corporation, as this expression is defined in the applicable policies of the TSX Venture Exchange, and by the majority of the minority holders of the Corporation, as this expression is defined in the applicable policies of the Exchange, present in person or represented by proxy. To the knowledge of the Corporation, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of disinterested shareholders on the Corporation Stock Option Plan Resolution will be 3,893,577.

THE BOARD OF DIRECTORS CONSIDERS THE AMENEMENTS TO THE CORPORATION’S STOCK OPTION PLAN TO BE IN THE BEST INTERESTS OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE CORPORATION STOCK OPTION PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Corporation Stock Option Plan Resolution.

5. NeuroBioPharm Stock Option Plan

Pursuant to the terms of the NeuroBioPharm Stock Option Plan and the TSX Venture Exchange policies, the NeuroBioPharm Stock Option Plan must be approved by at least a majority of the disinterested shareholders of the Corporation, as this expression is defined in the applicable policies of the TSX Venture Exchange, present in person or represented by proxy at the annual and general meeting of shareholders.

The adoption of the NeuroBioPharm Stock Option Plan was approved by the Board of Directors of NeuroBioPharm on May 25, 2011 (the “NeuroBioPharm Stock Option Plan”).

A description of the terms and conditions of the Acasti Stock Option Plan is contained under “COMPENSATION OF DIRECTORS AND OFFICERS AND OTHER INFORMATION – Compensation of Executive Officers – Stock Option Plan”.

The approval of the NeuroBioPharm Stock Option Plan is subject to the approval of the Exchange and to the approval of the disinterested shareholders of the Corporation.

Therefore, shareholders will be asked to approve the following resolution ratifying the approval of NeuroBioPharm Stock Option Plan by the Board of Directors of the Corporation (the “NeuroBioPharm Stock Option Plan”):

“WHEREAS on May 25, 2011 the NeuroBioPharm Stock Option Plan was approved by the Board of Directors of NeuroBioPharm Pharma Inc., as more particularly described in the Management Proxy Circular of the Corporation dated May 27, 2011 (the “Circular”);

WHEREAS the Corporation, pursuant to the rules and policies of the TSX Venture Exchange, wishes to obtain the requisite shareholder approval of the NeuroBioPharm Stock Option Plan;

RESOLVED THAT:

1.	the NeuroBioPharm Stock Option Plan, substantially as described in the Circular, be and is hereby ratified, confirmed and approved;

2.

any director or officer of the Corporation be and he is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the NeuroBioPharm Stock Option Plan Resolution must be approved by at least a majority of the disinterested shareholders of the Corporation, as this expression is defined in the applicable policies of the TSX Venture Exchange, present in person or represented by proxy. To the knowledge of the Corporation, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of disinterested shareholders on NeuroBioPharm Stock Option Plan Resolution adds up to 3,893,577.

THE BOARD OF DIRECTORS CONSIDERS THE NEUROBIOPHARM STOCK OPTION PLAN TO BE IN THE BEST INTERESTS OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE NEUROBIOPHARM STOCK OPTION PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the NeuroBioPharm Stock Option Plan Resolution.

6. Options Granted under the NeuroBioPharm Stock Option Plan

Pursuant to the terms of the NeuroBioPharm Stock Option Plan, all grants of options to purchase shares of NeuroBioPharm under the NeuroBioPharm Stock Option Plan must be approved by at least a majority of the disinterested shareholders of the Corporation, as this expression is defined in the applicable policies of the TSX Venture Exchange, present in person or represented by proxy at a duly convened meeting of shareholders.

Options to acquire shares of NeuroBioPharm have been granted to certain directors, officers and employees of the Corporation under the NeuroBioPharm Stock Option Plan as remuneration for the additional responsibilities and workload attributable to the position they hold in NeuroBioPharm.

On May 25, 2011, 546,250 options were granted to certain directors and officers of NeuroBioPharm. These options can be acquired over a period of two (2) years and are exercisable at a price of $0.50 per share, and will expire on May 25, 2016.

Each option granted under the NeuroBioPharm Stock Option Plan under the NeuroBioPharm Stock Option Plan is subject to the approval of the Exchange and to the approval of the disinterested shareholders of the Corporation.

Shareholders will be asked to adopt the following resolution ratifying the grant of options to acquire shares of NeuroBioPharm described above (the “NeuroBioPharm Stock Option Grant Resolution”):

“WHEREAS 546,250 options to acquire shares of NeuroBioPharm Inc. have been granted to certain directors and officers of the Corporation under the NeuroBioPharm Stock Option Plan approved on May 25, 2011 (the “Grant”), as more particularly described in this Management Proxy Circular of the Corporation (the “Circular”);

WHEREAS the Corporation, pursuant to the terms of the NeuroBioPharm Stock Option Plan, wishes to obtain the requisite shareholder approval of the Grant;

RESOLVED THAT:

1.	the Grant be and is hereby ratified, confirmed and approved;

2.

any director or officer of the Corporation be and he is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the NeuroBioPharm Stock Option Grant Resolution must be approved by at least a majority of the disinterested shareholders of the Corporation, as this expression is defined in the applicable policies of the TSX Venture Exchange., present in person or represented by proxy. To the knowledge of the Corporation, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of disinterested shareholders on NeuroBioPharm Stock Option Grant Resolution adds up to 3,893,577.

THE BOARD OF DIRECTORS CONSIDERS THE GRANT OF 546,250 OPTIONS TO ACQUIRE SHARES OF NEUROBIOPHARM TO A CERTAIN DIRECTOR OF THE CORPORATION TO BE IN THE BEST INTERESTS OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE NEUROBIOPHARM STOCK OPTION GRANT RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the NeuroBioPharm Stock Option Grant Resolution.

REORGANIZATION AND DIVIDEND OF NEUROBIOPHARM

On February 28, 2001 NeuroBioPharm proceeded with the recapitalization of its share capital. NeuroBioPharm’s share capital is composed of an unlimited number of Classes “A”, “B”, “C”, “D”, “E”, “F”, “G” and “H” shares with no par value. As of February 28, 2011, there were 100 Class “A” Shares, 5,000,000 Class “B” Shares and 35,000,000 Class “C” Shares issued and in circulation.

On April 12, 2011, NeuroBioPharm proceeded with the consolidation of its existing capital stock on a 2 for 1 basis (the “Reverse-Split”).

Following the Reverse-Split, 100 Class A Shares having a deemed value of $0.01 each were consolidated on a 2 for 1 basis resulting into 50 Class A shares at a deemed value of $0.02 each.

Following the Reverse-Split, the 5,000,000 Class B Shares having a deemed value of $0.20 each were consolidated on a 2 for 1 basis resulting into 2,500,000 Class B Shares at a deemed value of $0.40 each.

Following the Reverse-Split, the 35,000,000 Class C Shares having a deemed value of $0.10 each were consolidated on a 2 for1 basis resulting into 17,500,000 Class C shares at a deemed value of $0.20 each.

On April 12, 2011, immediately following the Reverse-Split, NeuroBioPharm purchased by mutual agreement the resulting 50 Class A Shares payable by the issuance of 1,000 new Class A Shares at a price of $0.10 per share, of 26,000,000 Class H Shares at a price of $0.45 per share and of 6,000,000 Series 2011-1 Warrants. This transaction was carried out in accordance with the rollover provisions allowed under tax legislation and based on an independent appraisal prepared for the Corporation. On the same date, immediately following the Reverse-Split, NeuroBioPharm traded, by mutual agreement, the resulting 17,500,000 Class C Shares, 3,500,000 Series 4 Warrants and 1,500,000 Series 5 Warrants paid by the issuance of 17,500,000 Class G Shares at a price of $0.20 per share, 3,450,075 Series 2011-2 Warrants and 8,050,175 Series 2011-3 Warrants.

The number of traded warrants was adjusted in accordance with the clauses of adjustment of the warrants according to the percentage of dilution so that the Corporation would not more, or less, diluted following the exercise of warrants, before and after the reorganization and the rollover. Moreover, following all the exercises of the warrants, the potential financial contribution of said warrants, proportional to the full value, remains the same after the reorganization and the rollover, and this, by making sure that the market value calculated for these new warrants by using the method of evaluation Black & Scholes, remains lower for the holder post reorganization and post rollover, when compared to its commercial value pre-reorganization and rollover.

Series 2011-1 warrants were issued on April 12, 2011 on their fair market value of $0.181 each post rollover, calculated in accordance with the Black and Scholes Evaluation Model, and having an exercise price of $0.40, each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen (15) days after the listing of NeuroBioPharm’s shares on a recognised stock exchange; or (ii) on April 12, 2014.

Series 2011-2 warrants were issued on April 12, 2011 on their fair market value of $0.0309 each post rollover, calculated in accordance with the Black and Scholes Evaluation Model, and having an exercise price of $0.47, each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen (15) days after the listing of NeuroBioPharm’s shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 warrants were issued on April 12, 2011 on their fair market value of $0.034 each post rollover, calculated in accordance with the Black and Scholes Evaluation Model, and having an exercise price of $0.40, each warrant expiring on April 12, 2016.

On April 12, 2011, the Corporation converted its account receivable from NeuroBioPharm, corresponding to $850,000 debt of the NeuroBioPharm, into 8,500,000 Class A shares at a price of $0.10 per share.

The NeuroBioPharm intends on proceeding with the filing a prospectus with the Securities Regulatory Authorities in each province and territory in Canada as part of its Dividend, as defined herein below, in order to allow NeuroBioPharm to become a reporting issuer.

Upon approval of the Prospectus with the Securities Regulatory Authorities in each Canadian province and territory in Canada, 4,000,000 units (each a “Unit”) will be distributed, in the form of a dividend in kind, to registered holders of Neptune’s common shares at the close of the records expected in June 2011 (the “NeuroBioPharm Record Date”), in such a way that each shareholder of Neptune’s common shares on the NeuroBioPharm Record Date will receive a Unit for approximately each lot of 12 Neptune common shares (the “Dividend”). Each Unit will consist of a Class A NeuroBioPharm common share and of a Series 2011-1 warrant, which generates a potential dilution of approximately 7,5% of NeuroBioPharm on a fully diluted basis.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than those referred to in the notice of Meeting. However, if any other matters that are not known to management should be properly brought before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly financial statements, annual and quarterly Management Discussion and Analysis, Annual Information Form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Corporation’s annual report, financial statements and management proxy circular, all as filed on SEDAR, may be obtained from the Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

AUTHORIZATION

The Board of Directors of the Corporation has approved the contents and the mailing of this Management Proxy Circular.

DATED at Laval, Québec, as of May 27, 2011
BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Denis
Dr. Ronald Denis
Chairman of the Board of Directors

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.

The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.

Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.

Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.

Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.

Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Corporation.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.	Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.

6.	Non-audit services of minimal satisfy the pre-approval requirement on the following conditions:

a)

that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

b)	that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)

that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation.

The Committee shall:

1.

Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.

Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.	Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation.

5.

Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.	Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.

7.

Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.

Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.

SCHEDULE “B”

Awards Warrants Series IV ACASTI
Grant Name	Grant Date	Employee Name	Grant Price	Granted	Expiry date
Groupe 4WA	July 13, 2010	André Godin	$0,25	100 000	Oct 08, 2013
Groupe 4WA	July 13, 2010	Daniel Perry	$0,25	25 000	Oct 08, 2013
Groupe 4WA	July 13, 2010	Ronald Denis	$0,25	25 000	Oct 08, 2013
Groupe 4WA	July 13, 2010	Henri Harland	$0,25	175 000	Oct 08, 2013
Groupe 4WA	July 13, 2010	Jean-Claude Debard	$0,25	25 000	Oct 08, 2013
Groupe 4WA	July 13, 2010	Michel Chartrand	$0,25	25 000	Oct 08, 2013
Groupe 4WA	July 13, 2010	Tina Sampalis	$0,25	175 000	Oct 08, 2013
Groupe 4WA	July 13, 2010	-other employees-	$0,25	385 000	Oct 08, 2013
			Sub Total	935 000
Groupe 5WA	Jan 15, 2011	-other employees-	$0,25	50 000	Oct 08, 2013
			Sub Total	50 000
Groupe 6WA	May 25 2011	-other employees-	$0,25	165 000	Oct 08, 2013
			Sub Total	165 000
			TOTAL SERIE IV	1 150 000

Transfers that took place, July 13, 2010, January 15, 2011 and May 25, 2011 are respectively subject to a transfer premium payable to Neptune by the warrant owner at exercise, of $0.25, $0.25 and $1.00.

SCHEDULE “C”

Awards Warrants Series IV and Series 2011-2 NEURO
Award Type	Transfer Date	Employee Name	Exercise Price	Transfered	Expiry date
Warrants Serie IV	July 13, 2010	André Godin	$0,10	100 000	Dec. 24, 2013
Warrants Serie IV	July 13, 2010	Daniel Perry	$0,10	25 000	Dec. 24, 2013
Warrants Serie IV	July 13, 2010	Ronald Denis	$0,10	25 000	Dec. 24, 2013
Warrants Serie IV	July 13, 2010	Henri Harland	$0,10	175 000	Dec. 24, 2013
Warrants Serie IV	July 13, 2010	Jean-Claude Debard	$0,10	25 000	Dec. 24, 2013
Warrants Serie IV	July 13, 2010	Michel Chartrand	$0,10	25 000	Dec. 24, 2013
Warrants Serie IV	July 13, 2010	Tina Sampalis	$0,10	175 000	Dec. 24, 2013
Warrants Serie IV	July 13, 2010	-other employees-	$0,10	435 000	Dec. 24, 2013
			Sub Total	985 000
Warrants Serie IV	Jan 1, 2011	-other employees-	$0,10	95 000	Dec. 24, 2013
			Sub Total	95 000
Warrants Serie IV	April 12, 2011	André Godin	$0,10	100 000	Dec. 24, 2013
Warrants Serie IV	April 12, 2011	Daniel Perry	$0,10	25 000	Dec. 24, 2013
Warrants Serie IV	April 12, 2011	Ronald Denis	$0,10	75 000	Dec. 24, 2013
Warrants Serie IV	April 12, 2011	Henri Harland	$0,10	150 000	Dec. 24, 2013
Warrants Serie IV	April 12, 2011	Jean-Claude Debard	$0,10	25 000	Dec. 24, 2013
Warrants Serie IV	April 12, 2011	Michel Chartrand	$0,10	25 000	Dec. 24, 2013
Warrants Serie IV	April 12, 2011	Tina Sampalis	$0,10	150 000	Dec. 24, 2013
Warrants Serie IV	April 12, 2011	-other employees-	$0,10	645 000	Dec. 24, 2013
			Sub Total	1 195 000
			TOTAL SERIE IV	2 275 000
Warrants Serie 2011-2	May 25, 2011	-other employees-	$0,47	150 000	May 25, 201
			TOTAL SERIE 2011-2	150 000

Transfers that took place, July 13, 2010, January 1, 2011 and April 12, 2011 are respectively subject to a transfer premium payable to Neptune by the warrant owner at exercise, of $0.15, $0.15 and $0.30.